Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

TABLE OF CONTENTS

PROFILE	3
Q2 2021 HIGHLIGHTS	4
SIGNIFICANT EVENTS	6
SUBSEQUENT EVENTS	7
GUIDANCE AND OUTLOOK	8
DETAILS OF SALES QUANTITIES AND REVENUE	11
MINING OPERATIONS	12
SUMMARY OF SELECTED QUARTERLY INFORMATION	18
LIQUIDITY AND CAPITAL RESOURCES	19
TRANSACTIONS WITH RELATED PARTIES	22
CRITICAL ACCOUNTING ESTIMATES	22
CHANGES IN ACCOUNTING STANDARDS	23
FINANCIAL INSTRUMENTS	23
SECURITIES OUTSTANDING	23
INTERNAL CONTROLS OVER FINANCIAL REPORTING	23
DISCLOSURE CONTROLS AND PROCEDURES	23
TECHNICAL INFORMATION	25
NON-GAAP MEASURES	26
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	30
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	36

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three month period ended June 30, 2021 (“Q2 2021”) and the six-month period ended June 30, 2021 (“YTD Q2 2021”) and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as the annual audited consolidated financial statements for the year ended December 31, 2020, which are in accordance with IFRS, the related annual MD&A (“2020 MD&A”), and the Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as of August 4, 2021, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”) unless otherwise noted. References may be made to the Brazilian real (“BRL”), Mexican peso (“MXN”), Australian dollar (“AUD”) and Canadian dollar (“CAD”).

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-Generally Accepted Accounting Principles (“non-GAAP”) measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results. As these non-GAAP measures do not have standardized meanings under IFRS, they may not be directly comparable to similarly titled measures used by others. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Some tables and summaries contained in this MD&A may not sum exactly due to rounding.

PROFILE

Great Panther is a growing diversified gold and silver producer focused on the Americas and is listed on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American trading under the symbol GPL. The Company has three wholly-owned mining operations, including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”) and the Cata processing plant, which produces silver and gold concentrates.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance, and the Company is establishing the conditions under which a restart of production can be implemented.

Great Panther also owns several exploration properties, which include: El Horcón, Santa Rosa, and Plomo in Mexico and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. On August 4, 2021, the Company entered into a share purchase agreement with Newrange Gold Corp. (“Newrange”) under which the Company will sell the shares of its wholly-owned subsidiary Cangold Limited (“Cangold”), which holds a 100% interest in the Argosy property, to Newrange. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada. Refer to Subsequent Events for further transaction details.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 3

Q2 2021 HIGHLIGHTS

		Q2 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
Consolidated production
Gold produced	oz	22,804	36,357	47,781	65,297
Silver produced	oz	334,423	142,457	694,493	517,375
Gold equivalent ounces (“Au eq oz”) produced[1]	oz	27,722	38,541	58,278	73,267
Cost metrics
Cash costs per gold ounce sold[2]	$/oz	$1,508	$729	$1,223	$862
All-in sustaining costs (“AISC”) per gold ounce sold, excluding corporate G&A expenditures[2]	$/oz	$2,201	$1,027	$1,869	$1,330
AISC per gold ounce sold[2]	$/oz	$2,358	$1,126	$2,038	$1,445
Consolidated sales
Gold	oz	23,407	37,076	48,288	63,883
Silver	oz	318,531	152,618	635,558	513,398
Au eq oz sold[1]	oz	27,941	39,315	57,577	71,541
Average realized gold price[3]	$/oz	$1,818	$1,728	$1,785	$1,664
Average realized silver price[3]	$/oz	$27.45	$18.59	$26.41	$16.28
Profit and loss
Revenue	$000s	$52,097	$67,028	$104,667	$115,078
Mine operating earnings before non-cash items[2]	$000s	$7,249	$35,755	$27,174	$50,003
Mine operating earnings	$000s	$(638)	$23,861	$10,391	$29,831
Net income (loss)	$000s	$(10,057)	$8,552	$(10,388)	$(31,912)
Adjusted net income (loss)[2]	$000s	$(9,473)	$16,659	$(7,779)	$13,184
Balance sheet
Cash and cash equivalents	$000s	$35,229	$60,205	$35,229	$60,205
Borrowings	$000s	$26,317	$48,256	$26,317	$48,256
Net working capital	$000s	$9,773	$6,836	$9,773	$6,836
Cash flows
Net cash flows from operating activities	$000s	$6,505	$19,499	$8,834	$31,256
Net cash flows from operating activities before changes in non-cash working capital	$000s	$(932)	$24,108	$6,358	$25,002
Free cash flow[2]	$000s	$(7,983)	$11,574	$(18,644)	$6,900

Q2 2021 compared with Q2 2020

Gold production at Tucano for Q2 2021 was 23,407 ounces compared with 37,076 ounces for Q2 2020. The decrease in gold production was due primarily to temporarily halting ore production from the Urucum Central South ("UCS") open pit due to the detection of movement in the west wall of the south-central portion of the pit. To improve the wall's stability, approximately 1.4 million tonnes of waste material was removed in Q2 2021 from the upper west wall of the UCS pit, with a further 1.2 million tonnes planned to be removed in Q3 2021. During the execution of the pushback in Q2, the mill at Tucano received lower grade ore from stockpiles, resulting in lower gold production during Q2 2021 and increased costs on a per ounce basis.

For Q2 2021, gold ounces sold were 23,407 ounces compared with 37,076 for Q2 2020. Silver sales increased by 165,914 payable silver ounces, or 109%, compared with Q2 2020. Silver production from the Company’s two mines in Mexico was lower in Q2 2020 primarily due to the suspension of mining operations in Mexico for April and May 2020 following a directive of the Mexican Federal Government to mitigate the spread of the coronavirus respiratory disease and any variant thereof (“COVID-19”).

[1]	Gold equivalent ounces are referred to throughout this document. For 2021, Au eq oz were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.00049 and 1:0.00057 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Au eq oz for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.00064 and 1:0.00076 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.

[2]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, AISC per payable silver ounce, mine operating earnings before non-cash items, adjusted net income (loss), and free cash flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

[3]	Average realized gold and silver prices are prior to smelting and refining charges.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 4

Cash cost per gold ounce sold for Q2 2021 increased to $1,508 per gold ounce sold from $729 per gold ounce sold for Q2 2020. The increase is primarily due to the impact of lower grade ore to the mill at Tucano and lower recovery rates resulting in lower gold ounces produced and sold ($683 per ounce), an increase in costs primarily due to ore rehandling ($149 per ounce), and a 2% strengthening of the BRL against the USD ($19 per ounce).

AISC per gold ounce sold excluding corporate general and administrative (“G&A”) expenditures was $2,201, a 114% increase compared with Q2 2020. The $1,174 per ounce increase in AISC is mainly due to higher cash costs as explained above ($779 per ounce), the impact of lower gold ounces sold, which increased AISC per gold ounce sold ($174 per ounce), higher stripping costs ($158 per ounce), higher sustaining exploration, evaluation and development (“EE&D”) expenses ($67 per ounce), higher lease liability payments ($5 per ounce), and higher sustaining capital expenditures ($59 per ounce). These factors were partly offset by lower care and maintenance costs for the GMC and Topia ($68 per ounce).

Mine operating earnings decreased $24.5 million since the same period in 2020. Net loss for Q2 2021 was $10.1 million compared with net income of $8.6 million for the same period in 2020. After adjusting for derivative losses, foreign exchange losses, and share-based compensation, adjusted net loss for Q2 2021 was $9.5 million compared with an adjusted net income of $16.7 million for Q2 2020.

On June 30, 2021, cash and cash equivalents were $35.2 million compared with $60.2 million on June 30, 2020, and $63.4 million on December 31, 2020. Cash flow from operating activities before changes in non-cash working capital for Q2 2021 was negative $0.9 million and free cash flow was negative $8.0 million, compared with $24.1 million and $11.6 million for Q2 2020. During Q2 2021, the Company had net debt repayments of $1.4 million.

YTD Q2 2021 compared with YTD Q2 2020

Mine operating earnings for YTD Q2 2021 decreased 65% to $10.4 million from $29.8 million in YTD Q2 2020. Cash cost per gold ounce sold for YTD Q2 2021 increased 42% to $1,223 per gold ounce sold from $862 per gold ounce sold for YTD Q2 2020. Additionally, gold ounces produced and gold ounces sold for YTD Q2 2021 decreased by 27% and 24%, respectively.

Gold sales for YTD Q2 2021 decreased by 15,595 ounces, or 24%, compared with YTD Q2 2020. The decrease in gold ounces sold is primarily related to lower gold production at Tucano in Q2 2021 as a result of the temporary stoppage in ore production from the UCS pit as noted above and lower ore grades and recovery rates as a result of processing ore from stockpiles.

Silver sales increased by 122,160 payable silver ounces, or 24%, compared with YTD Q2 2020. Silver production from the Company’s two mines in Mexico was lower in Q2 2020 primarily due to the suspension of mining operations in Mexico for the months of April and May 2020, as noted above.

Cash costs per gold ounce sold were $1,223, a 42% increase compared with Q2 2020. The $361 per ounce increase in cash costs is mainly due to the impact of lower sales volumes ($278 per ounce), higher smelting and refining charges ($8 per ounce), and higher BRL and MXN production costs ($397 per ounce). These factors were partly offset by the weakening of BRL against the USD ($113 per ounce) and higher by-product revenue primarily due to a higher silver realized price and ounces sold ($209 per ounce).

AISC per gold ounce sold excluding corporate G&A expenditures was $1,869, a 41% increase compared with Q2 2020. The $539 per ounce increase is mainly due to higher cash costs as explained above ($361 per ounce), the impact of lower gold ounces sold ($151 per ounce), higher stripping costs ($39 per ounce), higher sustaining EE&D expenses ($37 per ounce). These factors were partly offset by lower care and maintenance costs for the GMC and Topia ($38 per ounce) and lower sustaining capital expenditures ($10 per ounce).

Net loss for YTD Q2 2021 was $10.4 million compared with a net loss of $31.9 million for the same period in 2020. The net loss for YTD Q2 2020 included a $29.8 million loss related to forward currency contracts on the BRL entered into in late 2019 and early 2020 and foreign exchange losses of $13.9 million, resulting from a significant weakening of currencies in the first half of 2020 against the USD. After adjusting for derivative losses, foreign exchange losses, and share-based compensation, adjusted net loss for YTD Q2 2021 was $7.8 million compared with an adjusted net income of $13.2 million for YTD Q2 2020.

On June 30, 2021, cash and cash equivalents were $35.2 million compared with $60.2 million for the same period last year and $63.4 million on December 31, 2020. Cash flow from operating activities before changes in non-cash working capital for Q2 2021 was $6.4 million and free cash flow was negative $18.6 million compared with $25.0 million and $6.9 million for Q2 2020. During YTD Q2 2021, the Company had net debt repayments of $7.2 million compared with an increase in borrowings of $6.0 million for the same period in 2020. In addition, during Q2 2020 the Company completed a bought deal share issuance for net proceeds of $14.7 million.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 5

SIGNIFICANT EVENTS

Management Changes

On June 2, 2021, the Company announced management changes including the appointment of Sandra Daycock as Chief Financial Officer ("CFO") and Fernando Cornejo as Chief Operating Officer ("COO"). Neil Hepworth retired as COO, effective June 30, 2021.

Ms. Daycock joined Great Panther in March 2021 as Vice President, Finance and Treasury and was appointed CFO effective June 1, 2021. She brings over 20 years of financial management and capital markets experience in a commodity industry setting, including seven years in senior management. Before joining Great Panther, Ms. Daycock served as Director, Corporate Development at Methanex Corporation, the world's largest producer and supplier of methanol. While at Methanex, Ms. Daycock also held leadership positions in investor relations, treasury, tax and FP&A. She is a Certified Professional Accountant (CPA - CMA B.C.), and she has a Bachelor of Arts (Honours) and Master of Arts in Economics, both from the University of Manitoba.

Mr. Cornejo assumed the role of COO effective July 1, 2021. He was appointed as Great Panther's Vice President of Projects & Technical Services in July 2019 and promoted to Vice President, Operations Brazil, in March 2020. Mr. Cornejo brings close to 20 years of experience in senior management roles in the mining industry. Before joining Great Panther, Mr. Cornejo served as Vice-President, Projects & Technical Services of Aura Minerals Inc., where he successfully led the re-engineering and subsequent re-start of two open pit and underground mining operations in Brazil and Mexico. Mr. Cornejo holds a master's degree in Chemical Engineering from École Polytechnique de Montréal and is a member of the Professional Engineers of Ontario.

Tucano Gold Mine

On May 25, 2021, the Company reported that wall movement had been detected in the west wall of the south-central portion of the UCS open pit at Tucano. Heavy rainfall, well above the seasonal average, triggered higher phreatic levels in the west wall, impacting slope stability. The Company temporarily halted mining activities in the UCS open pit to ensure workers' health and safety. During the temporary stoppage of the UCS pit, the mill continued to receive ore from the Urucum North (“URN”) open pit and stockpiles. As a result, Great Panther lowered its 2021 consolidated guidance (discussed further in the Outlook section below).

On July 14, 2021, the Company announced that the mining of ore re-started in the UCS open pit as the conditions affecting the stability of the west wall had improved significantly. Production ramped up in July for higher-grade ore not mined in the second quarter and will continue to be mined in subsequent quarters.

Exploration Update

In January 2021, Great Panther announced its 2021 exploration program at Tucano with plans for 60,000 metres of drilling focused on the key objectives of continuing to extend the Tucano open pit mine life, further proving up the underground to extend the high-grade zones and make meaningful inroads into key regional targets in the expansive Tucano regional land package.

On April 7, 2021, Great Panther announced drill results from the first phase drill program at the Taperaba (“TAP”) C pit, situated between TAP AB and the Urucum pits, which are the current focus of production at Tucano. Drilling indicates continuity of mineralization of the TAP C deposit to approximately 50 m - 70 m below the current pit floor. Results include intercepts of 17.7 g/t Au over 0.95 m from 130 m in 21TACDD001 and 6.3 g/t Au over 2.2 m in 21TACDD002. (note widths are estimated true widths).

On July 22, 2021, Great Panther announced high-grade intercepts from Tucano’s URN deposit. The Company is expediting studies to support a decision to initiate underground production to supplement the open pit feed to the mill. In addition, the Company identified near-surface high-grade mineralization, which it believes will extend the URN open pit.

The complete table of drill results for the first phase of the TAP C drill program and the URN drill program can be found in the Company’s April 7, 2021 and July 22, 2021 news releases available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Mexico Labour Reform

In late 2020, the President of Mexico introduced a Federal Bill that amended various articles of the Federal Labour Law, Social Security Law, Law of the National Workers’ Housing Fund Institute, Federal Tax Code, Income Tax Law and the Value Added Tax Law which was approved by the Federal Representatives on April 13, 2021, by Senators on April 20, 2021, and finally enacted on April 23, 2021. The impact of the Bill is to significantly limit the ability of operating companies to subcontract and outsource labour to contractors and to employ related service providers, likewise, to limit the ability of operating companies to subcontract labour to insource companies. As a result, the Company has been working through the impacts of the labour reform on its workforce and assessing the overall impact to its operations and does not expect the changes to be significant to the overall cost structure.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 6

COVID-19 Response and Considerations

Great Panther is closely monitoring the effects of the spread of COVID-19 with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The rapid worldwide spread of COVID-19 has resulted in governments implementing restrictive measures to curb the spread of the virus. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to our business continuity.

In response to the increased rate of spread of COVID-19, including the high incidence of infection in areas where the Company operates, Great Panther has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the governments and regulatory agencies of each country in which it operates to ensure a safe work environment. The Company is focused on maintaining top-of-mind awareness about prevention practices within the organization and the communities that surround its operations. Vaccination programs are advancing, albeit slowly, and vigilance is of the utmost importance to support health authorities during this time. There is no assurance that the Company’s plans and protocols will effectively stop the spread of the COVID-19 virus. The Company may experience an increase in COVID-19 infection amongst its employees and contractors even with enhanced safety protocols and safeguards.

In Mexico, workforce shortages were experienced during the quarter at the GMC and Topia mines due to mass testing requirements that reduced staff availability. The Company also experienced delays in the permitting process associated with its operations and exploration and development work programs.

At Tucano, shortages in purchased oxygen supply decreased recovery rates and throughput in April and early May. While shipments of oxygen have recommenced, there can be no assurance that further disruptions will not be experienced. As a result of the high incidence of case numbers in Brazil, Tucano has made ongoing operational adjustments to minimize the impact on production. While ongoing vaccination campaigns in the country are providing some relief, there is no assurance that such operational adjustments will continue to be successful in the future or that Tucano will not experience interruptions to its operations in the future as a result of COVID-19.

The Company has prepared contingency plans if there is a full or partial shutdown at any of its operations and is prepared to act quickly to implement them. If authorities seek to restrict mining activities to mitigate the spread of COVID-19 or if the Company faces workforce shortages due to the spread, the Company will endeavour to do so to satisfy authorities and address workforce availability without executing a complete shutdown. The Company cannot provide assurance that there will not be interruptions to its operations in the future.

SUBSEQUENT EVENTS

Sale of Argosy property to Newrange Gold

On August 4, 2021, the Company entered into a share purchase agreement with Newrange Gold Corp. (“Newrange”) under which the Company will sell the shares of its wholly-owned subsidiary Cangold Limited (“Cangold”) to Newrange for a purchase price of CAD$1 million paid as a combination of cash and common shares of Newrange. Cangold holds the Company’s interest in the Argosy property in Northern Ontario in the Red Lake Mining District. Prior to closing the Company will complete a reorganization to retain its 100% interest in the Company’s Plomo property located in Mexico. Completion of the transaction is subject to customary closing conditions.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 7

GUIDANCE AND OUTLOOK

Revised 2021 Consolidated Guidance

The Company has re-assessed its preliminary guidance for 2021 production costs at Tucano to reflect the updated mining plan including the pushback at UCS and a revision to the forecasted BRL/USD exchange rate from 5.30 to 5.00 and has increased AISC (excluding corporate G&A) to $1,700 - $1,800 per Au oz sold. This translates into a range of $1,550 - $1,675 per Au oz sold for the second half of 2021. The revised consolidated cost guidance for 2021 reflects the actual costs recorded in the first half of 2021 as well as expected production and costs for the balance of 2021, including a reduction in expected gold and silver ounces to be sold at the GMC in the second half of 2021 due to permitting uncertainty. The guidance assumes no COVID-19 related shutdowns, the Company being able to maintain geotechnical control/stability of the UCS pit and access of the mineralization in the UCS pit, based on completion of the planned additional technical work and in accordance with the revised Tucano mine plan and without further additional costs or significant interruption, as well as the continuation of mining activities at the GMC within existing tailings storage capacity to December 31, 2021.

	Tucano[1]		Mexico		Consolidated
	Previous	Revised	Previous	Revised	Previous	Revised
Gold eq production (oz)[2]	100,000-110,000	100,000-105,000	25,000-30,000	20,000-25,000	125,000-140,000	120,000-130,000
Silver production (k oz)	–	–	1,500-1,600	1,200-1,300	1,500-1,600	1,200-1,300
Gold production (oz)	100,000-110,000	100,000-105,000	8,000-10,000	6,500-8,000	108,000-120,000	106,500-113,000
AISC ($/Au oz sold)[3]	$1,450-1,550	$1,700-1,800	N/A	N/A	$1,450-1,550	$1,700-1,800
Exploration (operating mines) ($ millions)	$8.4	$8.4	$3.0	$3.0	$11.4	$11.4

These production and cost guidance estimates are forward-looking statements and information. They should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability. These risks could have a material adverse impact on the Company’s ability to generate anticipated revenues and cash flows to fund operations and ultimately achieve or maintain profitable operations.

[1]	The revised guidance for 2021 assumes no COVID-19 related shutdowns, the Company being able to maintain geotechnical control/stability of the UCS pit and access of the mineralization in the UCS pit, based on completion of the planned additional technical work and in accordance with the revised Tucano mine plan and without further additional costs or significant interruption, as well as the continuation of mining activities at GMC within existing tailings storage capacity if permitting is not confirmed prior to December 31, 2021.

[2]	Gold equivalent ounces for 2021 are calculated using a 1:85 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices and approximate ratios for the price per ounce of gold to price per pound of lead and zinc.

[3]	AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate G&A expenditures, and reflects the AISC at the Company's operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-Generally Accepted Accounting Principle ("non-GAAP") measure. This measure is widely used in the mining industry as a benchmark for performance but does not have a standardized meaning as prescribed by International Accounting Reporting Standards ("IFRS") as an indicator of performance and may differ from methods used by other companies with similar descriptions. Refer to the Company's Management Discussion and Analysis for the six months ended June 30, 2021 for a reconciliation of AISC to the Company's financial statement measures. The Company's AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.00 for the third and fourth quarter of 2021. Actual results may differ.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 8

Consolidated Results of Operations

(000s)	Q2 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
Revenue	$52,097	$67,028	$104,667	$115,078
Production costs	44,848	31,273	77,493	65,075
Mine operating earnings before non-cash items[1]	7,249	35,755	27,174	50,003
Amortization and depletion	7,753	11,794	16,550	20,025
Share-based compensation	134	100	233	147
Mine operating earnings	(638)	23,861	10,391	29,831
Mine operating earnings before non-cash items (% of revenue)	14%	53%	26%	43%
Mine operating earnings (% of revenue)	-1%	36%	10%	26%
G&A expenses	3,574	3,589	7,962	7,183
EE&D expenses	3,992	2,541	7,488	6,036
Care and maintenance costs	—	322	—	551
Finance and other expense	1,982	8,500	5,108	47,648
Tax expense (recovery)	(129)	357	221	325
Net income (loss)	$(10,057)	$8,552	$(10,388)	$(31,912)
Adjusted net income (loss)[1]	$(9,473)	$16,659	$(7,779)	$13,184
Adjusted EBITDA[1]	$(450)	$30,191	$11,921	$36,571

Q2 2021 compared with Q2 2020

Net loss for Q2 2021 was $10.1 million compared with a net income of $8.6 million for the same period last year. Significant variances are as follows:

Revenue - A decrease of 22% resulting primarily from lower metal sales volumes ($19.9 million) offset partially by higher realized prices for all metals ($5.0 million).

Production costs - An increase of 43% primarily due to higher costs at Tucano (15%), higher costs due to higher sales of all metals from the GMC and Topia in 2021 (11%), higher costs in Mexico (3%), ore stockpiles inventory adjustment at Tucano (8%), and the impact of the strengthening BRL and MXN against the USD (6%).

Amortization and depletion - A decrease of 34% primarily due to lower gold sales from Tucano.

General and administrative expenses (“G&A”) - Remained relatively unchanged at $3.6 million.

Exploration, evaluation and development expenses (“EE&D”) - An increase of 57% primarily due to a $0.5 million increase in development expenses and a $0.2 million increase in exploration drilling at San Ignacio, a $0.4 million increase in Guanajuato development expenses, and a $0.3 million increase in Topia exploration. Exploration costs at Tucano are capitalized to mineral properties and are not included in EE&D.

Finance and other expenses - A decrease of $6.5 million primarily due to the absence of mark-to-market losses on non-deliverable forward exchange contracts for BRL against USD of $3.7 million and a decrease in foreign exchange losses of $3.2 million. In Q2 2020, the significant weakening of the BRL against the USD resulted in foreign exchange losses on translation of USD denominated balances into the BRL functional currency of the Company’s Brazilian subsidiary.

[1]	The Company has included the non-GAAP performance measures mine operating earnings before non-cash items, adjusted net income (loss), adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), and free cash-flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 9

YTD Q2 2021 compared with YTD Q2 2020

Net loss for YTD Q2 2021 was $10.4 million compared with a net loss of $31.9 million for the same period last year. Significant variances are as follows:

Revenue - A decrease of 9% resulting primarily from lower metal sales volumes ($24.4 million) offset partially by higher realized prices for all metals ($14.0 million).

Production costs - An increase of 19% primarily due to the impact of higher costs at Tucano (9%), ore stockpiles inventory adjustment at Tucano (4%), higher costs due to higher sales of all metals from the GMC and Topia in 2021 (3%), strengthening of the MXN relative to the USD (2%), and higher costs in Mexico (4%). These increases were partially offset by a weaker BRL/USD exchange rate YTD Q2 2021 compared with YTD Q2 2020 (-6%).

Amortization and depletion - A decrease of 17% primarily due to lower metal sales volume at Tucano.

General and administrative expenses (“G&A”) - An increase of 11% primarily due to severance payments resulting from management changes partly offset by a decrease in share-based compensation included in G&A.

Exploration, evaluation and development expenses (“EE&D”) - An increase of 24% primarily due to a $1.0 million increase in San Ignacio development expenses and a $0.4 million increase in Guanajuato development expenses.

Finance and other expense - A decrease of $42.5 million primarily due to lower mark-to-market losses on non-deliverable forward exchange contracts for BRL against USD of $29.2 million and a decrease in foreign exchange losses of $13.1 million. The significant weakening of the BRL against the USD during the first half of 2020 resulted in foreign exchange losses on translation of USD denominated balances into the BRL functional currency of the Company’s Brazilian subsidiary.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 10

DETAILS OF SALES QUANTITIES AND REVENUE

The following table provides additional detail for sales quantities, average realized prices, and revenue for Q2 2021 and Q2 2020:

	Q2 2021				Q2 2020
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Sales quantities
Gold (ounces)	21,459	1,676	272	23,407	36,100	861	115	37,076
Silver (ounces)	3,746	126,051	188,734	318,531	7,038	61,590	83,990	152,618
Lead (tonnes)	—	—	341	341	—	—	167	167
Zinc (tonnes)	—	—	335	335	—	—	185	185
Au eq oz sold	21,503	3,158	3,280	27,941	36,178	1,545	1,592	39,316
Revenue (000s)
Gold revenue	$38,951	$3,088	$503	$42,542	$62,274	$1,573	$210	$64,057
Silver revenue	103	3,443	5,199	8,745	120	1,139	1,578	2,837
Lead revenue	—	—	758	758	—	—	279	279
Zinc revenue	—	—	1,016	1,016	—	—	400	400
Ore processing revenue	—	—	—	—	—	—	—	—
Smelting and refining charges	(11)	(426)	(527)	(964)	(26)	(160)	(359)	(545)
Total revenue	$39,043	$6,105	$6,949	$52,097	$62,368	$2,552	$2,108	$67,028
Average realized metal prices and FX rates
Gold (per ounce)				$1,818				$1,728
Silver (per ounce)				$27.45				$18.59
Lead (per pound)				$1.01				$0.76
Zinc (per pound)				$1.38				$0.98
USD/CAD				1.229				1.386
USD/BRL				5.295				5.389
USD/MXN				20.036				23.339

The following table provides additional detail for sales quantities, average realized prices, and revenue for YTD Q2 2021 and YTD Q2 2020:

	YTD Q2 2021				YTD Q2 2020
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Sales quantities
Gold (ounces)	44,480	3,351	457	48,288	60,263	3,282	338	63,883
Silver (ounces)	6,996	258,133	370,429	635,558	11,097	226,564	275,737	513,398
Lead (tonnes)	—	—	770	770	—	—	551	551
Zinc (tonnes)	—	—	784	784	—	—	705	705
Au eq oz sold	44,563	6,388	6,626	57,577	60,386	5,800	5,355	71,541
Revenue (000s)
Gold revenue	$79,407	$5,984	$820	$86,211	$100,270	$5,479	$572	$106,321
Silver revenue	183	6,809	9,790	16,782	177	3,735	4,448	8,360
Lead revenue	—	—	1,612	1,612	—	—	947	947
Zinc revenue	—	—	2,263	2,263	—	—	1,244	1,244
Ore processing revenue	—	—	—	—	—	—	34	34
Smelting and refining charges	(24)	(838)	(1,339)	(2,201)	(44)	(597)	(1,187)	(1,828)
Total revenue	$79,566	$11,955	$13,146	$104,667	$100,403	$8,617	$6,058	$115,078
Average realized metal prices and FX rates
Gold (per ounce)				$1,785				$1,664
Silver (per ounce)				$26.41				$16.28
Lead (per pound)				$0.95				$0.78
Zinc (per pound)				$1.31				$0.80
USD/CAD				1.244				1.363
USD/BRL				5.384				4.923
USD/MXN				20.026				21.637

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 11

MINING OPERATIONS

Tucano

		Q2 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
Mining and processing
Ore mined	tonnes	211,913	424,001	559,379	734,598
Ore mined grade	g/t	1.02	1.79	1.18	1.74
Total waste mined	tonnes	5,466,688	5,651,379	12,017,803	12,455,918
Total material mined	tonnes	5,678,601	6,075,380	12,577,182	13,190,515
Strip ratio		23.3	13.3	20.3	17.0
Tonnes milled	tonnes	873,433	822,638	1,669,469	1,633,835
Plant head grade	g/t	0.81	1.48	0.85	1.29
Plant gold recovery	%	88.7%	90.2%	88.7%	90.9%
Production
Gold	oz	20,284	35,421	40,706	61,597
Carbon fines recovery	oz	412	—	2,986	—
Total gold production	oz	20,696	35,421	43,692	61,597
Sales
Gold	oz	21,459	36,100	44,480	60,263
Cost metrics
Cash cost per gold ounce sold [1]	$/oz	$1,617	$743	$1,289	$859
AISC per gold ounce sold [1]	$/oz	$2,214	$982	$1,870	$1,291
Exploration	m	10,000	4,415	17,281	13,569

The following discusses the changes in results for Q2 2021 compared with Q2 2020 unless otherwise noted.

Tucano gold production decreased by 42% primarily due to the temporary stoppage in ore production from the UCS pit resulting in the processing of lower grade material from stockpiles with lower rates of recovery.

Cash costs per ounce of gold sold were $1,617, a 118% increase compared with Q2 2020. The $874 increase in cash costs is primarily the impact of lower grade ore to the mill and lower recovery rates resulting in lower gold ounces produced and sold ($683 per ounce), an increase in costs primarily due to ore rehandling ($172 per ounce), and a 2% strengthening of the BRL against the USD ($19 per ounce).

AISC per ounce of gold sold was $2,214, a 125% increase ($1,232 per ounce) compared with Q2 2020 primarily due to the $874 increase in cash costs as described above, the impact of lower gold ounces sold, which increased AISC per gold ounce sold ($167 per ounce), higher stripping costs primarily related to the UCS pushback ($172 per ounce) and higher sustaining capital expenditures ($19 per gold ounce sold).

Exploration

The 2021 Tucano exploration program is budgeted for $8.4 million to define new targets through regional soil sampling, fast-tracking prioritized targets within a 20-kilometre radius of the mine, replace mined resources within the mine sequence and confirmation and extension drilling of the high-grade underground resource. The program includes a 24,000-metre near-mine resource definition program with drilling, focused on TAP C that lies between TAP AB and Urucum and diamond drilling on shallower (200-500 metre deep) zones of higher-grade ore beneath Urucum, where 8,000 metres are planned. In addition, over 500 kilometres of regional multi-element soil geochemistry is to be carried out over highly prospective exploration corridors defined in 2020 and teams to fast-track prioritized regional targets that could provide ore to the Tucano plant.

Resource definition drilling within the mine sequence employed four diamond drills this quarter, focusing on TAP C and URN. One drill was dedicated to a series of deep holes (500-600m long) to test the deeper portions and down plunge extension of the URN high-grade zone (“HGZ1”) as part of the 8,000-metre drilling program to support ongoing underground mining studies. In parallel, upper portions of the mineralized body above HGZ1 were tested. Both holes from the deep drilling program and the new shallower drill holes produced positive results. (Refer to July 22, 2021, news release). To July 22, 2021, 6,130 metres (3,290 metres in 15 drill holes in Q2) of the 8,000-metre program had been completed. The Company is expediting studies to support a decision to initiate underground production to supplement the open pit feed to the mill. Drilling also identified near-surface high-grade mineralization, which the Company believes will extend the URN pit.

[1]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 12

At TAP C, drilling continues focused on intersecting mineralization down to 70 metres below the current pit. The drilling, combined with a re-evaluation of historical data, has led to an enhanced understanding of the controls of mineralization. Both diamond drilling and RC drilling is ongoing with 17 diamond holes (3,450 metres) and 18 RC holes (1,740 metres) drilled during the quarter for a total of 5,190 metres along a strike length of 2,000 metres, corresponding to the TAP C1, C2, C3 and the Gap deposits. Drilling is ongoing to complete a Mineral Resource estimate update.

Regional exploration in the second quarter focused on the completion of the Mutum - Josef soil grid and initiating and completing the Lona Amarela and Eastern Mine Sequence soil grids. This year, 376 kilometres of soil lines have been opened and sampled for 9,637 samples collected, including 279 kilometres for 6,620 samples in Q2. These samples are prepared in the Tucano Exploration sample preparation facility and sent to the certified ALS Laboratory for low detection gold and 50 element ICP analyses. Final results for the Mutum grid are expected from ALS during Q3, with Lona Amarela and the Eastern Mine Sequence anticipated by the end of the year.

Rotary air blast (“RAB”) and auger drilling focused on the Saraminda target where drilling is required to ensure tenement compliance. In total, 1,230 metres of RAB and 290 metres of auger drilling were completed during the quarter.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 13

Guanajuato Mine Complex

Although Great Panther’s primary metal produced by value is gold, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at the GMC, as silver represents a significant portion of its production.

		Q2 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
Material mined	tonnes	40,125	16,158	80,446	64,684
Material milled	tonnes	40,477	16,755	80,142	66,362
Production
Silver	oz	133,083	61,031	268,820	230,764
Gold	oz	1,786	819	3,475	3,301
Silver equivalent ounces (“Ag eq oz”)[1]	oz	284,883	134,703	564,189	527,829
Average ore grades
Silver	g/t	118	133	121	127
Gold	g/t	1.58	1.80	1.55	1.84
Metal recoveries
Silver		87.4%	85.4%	86.8%	85.4%
Gold		87.6%	84.7%	87.1%	84.2%
Sales
Payable silver	oz	126,051	61,590	258,133	226,564
Gold	oz	1,676	861	3,351	3,282
Ag eq oz sold[1]	oz	268,474	139,059	542,987	521,957
Cost metrics
Cash cost per payable silver ounce[2]	$/oz	$25.29	$1.82	$23.90	$6.21
AISC per payable silver ounce[2]	$/oz	$39.38	$27.36	$36.33	$17.78
Exploration
Metres drilled - Guanajuato	m	2,579	1,145	5,458	3,034
Metres drilled - San Ignacio	m	3,612	1,467	7,056	1,866
Total metres drilled	m	6,191	2,612	12,514	4,900

The following discusses the changes in results for Q2 2021 compared with Q2 2020 unless otherwise noted.

Metal production increased by 111% due to higher throughput and recovery rates for both gold and silver. The lower throughput in Q2 2020 was primarily due to the suspension of mining operations in Mexico for April and May 2020 following a directive of the Mexican Federal Government to mitigate the spread of COVID-19. These factors were partly offset by lower gold and silver grades.

Cash costs per payable silver ounce were $25.29, an increase of $23.47 per payable silver ounce compared with Q2 2020, mainly due to higher MXN production costs ($12.96 per ounce), increases in cost per ounce due to lower grades and recovery rates for ore processed ($5.02 per ounce), strengthening of the MXN to the USD ($3.67 per ounce), higher smelting and refining charges ($0.78 per ounce), and lower recoveries on by-products ($1.04).

AISC per payable silver ounce was $39.38, a 44% increase compared with Q2 2020, mainly due to higher cash costs per ounce as explained above ($23.47 per ounce), higher sustaining EE&D expenses ($8.85 per ounce), and higher lease liability payments ($0.98 per ounce). These factors were partly offset by a higher number of payable silver ounces, which decreased AISC on a per payable silver ounce basis ($13.04 per ounce), lower Guanajuato care and maintenance costs ($8.03 per oz) due to the April and May 2020 temporary suspension of mining in Mexico, and lower sustaining capital expenditures ($0.21 per oz).

Exploration

For Q2 2021, 6,191 metres of exploration drilling at the GMC was completed compared with 2,612 metres for the same period in 2020. The lower number of metres of exploration for Q2 2020 was mainly due to the temporary suspension of mining operations in Mexico for the months of April and May 2020 due to COVID-19.

[1]	Silver equivalent ounces are referred to throughout this document. For 2021, Ag eq oz are calculated using a 85:1 Ag:Au ratio and ratios of 1:0.0413 and 1:0.0486 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Ag eq oz for 2020 are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.

[2]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 14

Presently, exploration at the Guanajuato mine, as part of a 10,000-metre drill program in 2021, is focused on re-evaluating the historic mining areas in the upper parts of the epithermal system. At the Los Pozos, Cata and Valenciana areas, the focus is on geological mapping, sampling, re-opening old levels and core drilling with three underground rigs.

At the San Ignacio mine, as part of a 5,000-metre drill program in 2021, core drilling is ongoing with one surface rig focused on evaluating the Purisima vein system between the historical Santo Nino and San Pedro shafts.

Development and drilling costs for the GMC are expensed.

Permitting

As previously disclosed, while the Company waits for approval by the Comisión Nacional del Agua (“CONAGUA”) to expand the tailings storage facility at the GMC, the Company completed a review to identify technical alternatives to extend its tailings storage capacity utilizing existing permits and has begun modifying the tailings discharge using cyclones to extend the tailings capacity until December 31, 2021. This will allow more time for receipt of the expansion approval. However, if the expansion approval has not been received before December 31, 2021, or is conditioned, the Company may need to cease milling operations at the GMC until receipt of the expansion approval or satisfaction of such conditions.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 15

Topia

Although Great Panther’s primary metal produced by value is gold, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent its primary metal produced by value.

		Q2 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
Material mined	tonnes	15,533	7,488	32,188	26,808
Material milled	tonnes	15,520	7,781	34,524	27,139
Production
Silver	oz	201,339	81,427	425,672	286,610
Gold	oz	321	118	614	400
Lead	tonnes	357	163	882	564
Zinc	tonnes	478	223	1,096	855
Silver equivalent ounces[1]	oz	312,259	146,128	675,577	522,431
Average ore grades
Silver	g/t	432	352	413	356
Gold	g/t	1.07	0.87	0.96	0.83
Lead	%	2.44	2.28	2.71	2.23
Zinc	%	3.31	3.09	3.47	3.34
Metal recoveries
Silver		93.5%	92.5%	92.9%	92.4%
Gold		60.3%	54.0%	57.9%	54.9%
Lead		94.0%	91.8%	92.7%	93.0%
Zinc		92.9%	92.8%	92.3%	94.2%
Sales
Payable silver	oz	188,734	83,990	370,429	275,736
Gold	oz	272	115	456	338
Ag eq oz sold[1]	oz	278,790	143,303	563,205	481,952
Cost metrics
Cash cost per payable silver ounce[11]	$/oz	$13.03	$12.43	$14.43	$14.62
AISC per payable silver ounce[2]	$/oz	$21.7	$22.32	$20.23	$19.13
Exploration
Metres drilled	m	1,557	95	2,040	409

The following discusses the changes in results for Q2 2021 compared with Q2 2020 unless otherwise noted.

Metal production increased by 114% primarily due to higher throughput and higher grades and recoveries for all metals. The lower throughput in Q2 2020 was primarily due to COVID-19 related shutdown in Mexico in April and May 2020, as noted above. These were partly offset by the decrease in production attributed to the change in metal equivalency ratios for lead and zinc.

Cash costs per payable silver ounce were $13.03, a 5% increase compared with Q2 2020, mainly due to higher MXN production costs ($12.58 per ounce), higher smelting and refining charges ($0.89 per ounce) and strengthening of the MXN to the USD ($1.38 per ounce). These factors were partly offset by higher by-product revenue ($7.35 per ounce) and higher ounces sold ($6.90 per ounce).

AISC per payable silver ounce was $21.70, a 3% decrease compared with Q2 2020, mainly due to higher number of payable silver ounces, which decreased AISC on a per payable silver ounce basis ($5.48 per ounce), and lower care and maintenance costs ($3.06 per oz). These factors were partly offset by higher sustaining EE&D expenses ($1.80 per ounce), higher lease liability payments ($0.23 per ounce), higher cash costs per ounce as explained above ($0.60 per ounce), and higher sustaining capital expenditures ($5.29 per oz).

[1]	Silver equivalent ounces are referred to throughout this document. For 2021, Ag eq oz are calculated using a 85:1 Ag:Au ratio and ratios of 1:0.0413 and 1:0.0486 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021. Comparatively, Ag eq oz for 2020 are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020.

[2]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 16

Exploration

Exploration drilling in Q2 2021 was 1,557 metres for a total of 2,040 metres to date. In Q2 2021 there was an increase of 1,462 metres compared with the same period in 2020. The comparative period was impacted by the temporary suspension of mining operations in Mexico for April and May 2020 COVID-19. The primary purpose of this exploration program is to increase definition of existing Mineral Resources. The program is being conducted with two underground drill rigs and a surface drill rig.

The mineralized veins at Topia are laterally extensive and can locally be followed for more than 4 kilometres. They are steeply dipping and, due to their narrow width, mine development is ‘on-vein’ rather than parallel to it. Consequently, the veins are drilled at wide spacing from surface to trace their lateral continuity, then detail sampled underground as development progresses. Minimal underground exploration drilling is conducted. In this way, Inferred Mineral Resources are defined primarily from surface drilling, with a goal of upgrading to Measured & Indicated Resources once the underground sampling is complete.

Permitting

The Company has received the permit for the Phase III Tailings Storage Facility (“TSF”), which will be available after constructing retaining walls and erosion controls around the base of the facility.

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a Preliminary Economic Assessment (“PEA”) that outlined the potential for 3 million Ag eq oz of annual production. In June 2019, the Bulk Sample Program (“BSP”) was completed and confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine by developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

The PEA and the BSP are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results and conclusions of the PEA and the BSP will be realized. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability.

The Company may initiate a restart of Coricancha without first establishing Mineral Reserves due to (i) the existing processing plant facility, (ii) the low initial capital cost to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenue, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. The campaign was suspended in the first quarter of 2020 as a result of Peruvian government-mandated restrictions associated with COVID-19 and resumed in the second quarter of 2020.

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministerio de Energia y Minas de Peru (“MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar International BV and Nyrstar Netherlands (Holdings) BV (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited) for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas by reclaiming the legacy tailings in situ. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. To protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities and to request the MEM issue a decision of the proposed modification to the remediation plan for legacy tailings, the Company initiated a Constitutional Case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. Subsequent to the year ended December 31, 2020, the Company was notified of a second instance decision in the Constitutional Case, which unfavourably dismissed the Company’s Constitutional Case. The decision requests that the MEM issue a technical report evaluating the proposed modifications to the remediation plan within two months of the decision. Effective June 10, 2021 the related injunction was cancelled. While the Company has appealed the Constitutional Case proceeding decision, it has been advised that it is not possible to appeal the cancellation of the injunction. The cancellation of the injunction exposes the Company to potential fines, penalties, regulatory action or charges from government authorities.

Following receipt of a community agreement in May to allow for access, the Company commenced a 5,168 metre drill program at Coricancha in July 2021.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 17

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000s, except per-share amounts)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019[3]
Revenue	$52,097	$52,570	$68,708	$77,019	$67,028	$48,050	$65,679	$71,002
Production costs	44,848	32,644	36,275	34,948	31,273	33,802	57,232	51,794
Mine operating earnings before non-cash items[1]	7,249	19,926	32,433	42,071	35,755	14,248	8,447	19,208
Amortization and depletion and share-based compensation	7,887	8,897	10,289	10,179	11,894	8,278	13,493	11,736
Mine operating earnings (loss)	(638)	11,029	22,144	31,892	23,861	5,970	(5,046)	7,472
G&A expenses	3,574	4,387	2,287	3,456	3,589	3,594	8,983	2,876
EE&D expenses	3,992	3,496	3,214	4,044	2,541	3,495	13,878	2,901
Finance and other expense	1,982	3,126	1,731	3,449	8,500	39,148	51	10,080
Net income (loss) for the period	(10,057)	(331)	13,611	18,635	8,552	(40,464)	(28,068)	(9,171)
Basic and diluted earnings (loss) per share	(0.03)	0.00	0.04	0.05	0.03	(0.13)	(0.09)	(0.03)
Adjusted net income (loss)[1]	(9,473)	1,694	12,930	21,060	16,659	(3,475)	(31,341)	(1,608)
Adjusted earnings (loss) per share[1]	(0.03)	0.00	0.04	0.06	0.05	(0.01)	(0.10)	(0.01)
Adjusted EBITDA[1]	(450)	12,369	26,513	34,934	30,191	6,380	(5,338)	12,909
	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019[3]
Tonnes milled[2]	929,430	854,704	951,352	888,746	847,174	880,162	928,198	813,260
Production
Gold (ounces)	22,804	24,978	33,703	34,031	36,357	28,940	37,089	39,651
Silver (ounces)	334,423	360,070	225,477	375,247	142,457	374,917	423,231	418,032
Lead (tonnes)	357	526	212	457	163	401	487	539
Zinc (tonnes)	478	619	294	565	223	632	650	689
Au eq oz	27,722	30,556	36,997	39,788	38,541	34,725	44,697	47,374
Sales
Gold ounces sold	23,407	24,881	33,374	35,179	37,076	26,807	38,992	43,025
Au eq oz sold	27,941	29,635	36,549	40,489	39,316	32,225	45,625	50,118
Cost metrics
Cash cost per gold ounce sold[1]	$1,508	$945	$905	$712	$729	$1,045	$1,268	$1,014
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$2,201	$1,557	$1,248	$1,023	$1,027	$1,749	$1,615	$1,310
AISC per gold ounce sold[1]	$2,358	$1,738	$1,318	$1,123	$1,126	$1,886	$1,703	$1,377

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, Tucano is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than during the dry season (normally July until December).

Since the acquisition of Tucano on March 5, 2019, metal production from Q3 2019 up to the fourth quarter of 2020 was in the 34,700 - 47,400 Au eq oz range. Metal production for Q3 and Q4 of 2019 were higher due to the successful commissioning of the supplemental oxygen system at Tucano, which enabled the processing of higher-grade sulphide ore. Metal production decreased in Q1 2020 due to the UCS pit issue at Tucano from Q4 2019, as noted in the Company’s news releases on October 7, 2019, and October 15, 2019, and lower metal production at Topia. Metal production decreased in Q1 2021 due to the planned heavy stripping at Tucano and lower metal production at the GMC. Metal production decreased in Q2 2021 due to the temporary stoppage in ore production from the UCS pit, as noted in the Company’s news release on May 25, 2021.

[1]	The Company has included certain non-GAAP performance measures throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

[2]	Excludes purchased ore.

[3]	The quarterly information for 2019 was restated to reflect the adjustments related to the Tucano Mineral Reserve and Mineral Resource estimate completed in March 2020 that impacted the period from March 5, 2019 to September 30, 2019. Refer to the December 31, 2019 MD&A for further details of the impact.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 18

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, metal production rates, variability in the Mineral Resource, EE&D activities, foreign exchange rates and seasonality of production at Tucano. The Company also incurred significant EE&D expenditures in relation to the Coricancha BSP from Q3 2018 until its completion in Q2 2019 and additional costs associated with the ore processing campaign, which commenced in the fourth quarter of 2019. Production costs in Mexico have increased in more recent quarters due to higher variability in Mineral Resources at the GMC, costs of temporary shutdowns affecting production costs, personnel restructuring costs and mining contractor rate increases at both the GMC and Topia.

To mitigate its exposure to foreign exchange risk, the Company enters into forward currency contracts from time to time. In Q1 2019, these were primarily to manage the Company’s exposure to the Mexican peso. Commencing Q2 2019, the Company entered into contracts to manage exposure to the Brazilian Real. Such contracts can result in gains and losses, as these contracts are marked to market at the end of each reporting period. Gains and losses on derivative instruments are included in finance and other income. Foreign exchange gains and losses are also included in finance and other income and arise from the translation of foreign currency-denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

The Company’s EE&D expenditures primarily reflect Coricancha care and maintenance and project expenditures after its acquisition in June 2017, except for Q4 2019, which includes Mexican reclamation provision in the amount of $9.7 million.

G&A expenditures are consistent over the last eight quarters except for non-recurring G&A charges related to management changes and accruals made for Brazilian legal claims in Q4 2019.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000s)	Q2 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
Cash flows from operating activities before changes in non-cash working capital	$(932)	$24,108	$6,358	$25,002
Changes in non-cash working capital	7,437	(4,609)	2,476	6,254
Net cash provided by operating activities	6,505	19,499	8,834	31,256
Net cash used in investing activities	(14,887)	(7,906)	(27,878)	(24,330)
Net cash provided by (used in) financing activities	(2,569)	9,585	(9,812)	17,657
Effect of foreign currency translation on cash and cash equivalents	715	232	689	(1,348)
Increase (decrease) in cash and cash equivalents	(10,235)	21,410	(28,167)	23,235
Cash and cash equivalents, beginning of period	45,464	38,795	63,396	36,970
Cash and cash equivalents, end of period	$35,229	$60,205	$35,229	$60,205

Operating activities

Before changes in non-cash working capital, cash flows from operating activities were negative $0.9 million for Q2 2021, a decrease of $25.0 million over the comparable period of 2020. This decrease is attributable primarily to higher cash costs stemming from the factors described previously, lower gold ounces sold, partly offset by higher realized gold and silver prices. Including changes in non-cash working capital, cash flow from operating activities was $6.5 million for Q2 2021 compared with $19.5 million for Q2 2020. Changes in non-cash working capital resulted in a higher increase in cash in Q2 2021 compared with Q2 2020 primarily due to a release of inventory during Q2 2021.

For YTD Q2 2021, cash flows provided by operating activities before changes in non-cash working capital amounted to $6.4 million, compared with $25.0 million in the comparable period of 2020. This $18.6 million decrease is primarily due to higher total cash costs described previously along with lower gold ounces sold, partly offset by the higher realized gold and silver prices. Net cash provided by operating activities was $8.8 million.

Investing activities

The Company invests excess cash in short-term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short-term deposits, for Q2 2021, the Company’s cash outflows included $14.5 million for additions to mineral properties, plant and equipment (including $10.4 million of capitalized stripping costs at Tucano), and $0.4 million in relation to the environmental bond at Coricancha. The Company’s cash outflows for Q2 2020 included $7.9 million in additions to plant and equipment (including $6.7 million of capitalized stripping costs at Tucano).

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 19

For YTD Q2 2021, the Company’s cash outflows included $27.5 million in plant and equipment (including $21.2 million of capitalized stripping at Tucano) and $0.4 million in relation to the environmental bond at Coricancha. The investing cash outflows for YTD Q2 2020 related to $24.3 million in plant and equipment additions (including $19.3 million of capitalized stripping at Tucano).

Financing activities

Net cash used in financing activities of $2.6 million during Q2 2021 is primarily attributable to $1.4 million net cash repayment of borrowings and $1.5 million payment of lease liabilities, partially offset by $0.3 million in proceeds from the exercise of stock options. The $9.6 million cash flow from financing activities in Q2 2020 consisted of $14.7 million of net cash proceeds from the equity bought deal offering (the “Offering”), partly offset by $3.7 million net cash repayment of borrowings, and $1.4 million payment of lease liabilities.

For YTD Q2 2021, net cash used in financing activities amounted to $9.8 million consisting of $7.1 million in principal net cash repayments on borrowings and $3.0 million in lease liability payments, partly offset by $0.3 million in proceeds from the exercise of stock options. The financing cash outflow for YTD Q2 2020 related to the $14.7 million of net cash proceeds from the Offering, $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung and $9.3 million of drawings on credit facilities, partly offset by $14.6 million in principal repayments on borrowings and $3.0 million in lease liability payments.

Trends in liquidity and capital resources

As of June 30, 2021, cash and cash equivalents were $35.2 million, and net working capital totalled $6.7 million. The Company has $25.5 million of current borrowings on June 30, 2021; $0.8 million was repaid after the end of the quarter, and approximately $25.5 million of remaining repayments due in the next 12 months. Included in the remaining repayments for the next 12 months are $19.4 million of unsecured bank facilities. Historically, the Company has generally been able to renew or replace the unsecured bank facilities but cannot provide assurance that it will do so in the future. The unsecured bank facilities are interest-bearing at a weighted average fixed interest rate of 5.4% per annum.

The Company expects to generate positive cash flows from its mining operations in 2021 before capital investments, exploration and evaluation and development costs, debt repayment obligations, at current metal prices, and current exchange rates for the BRL and MXN the USD. This also assumes no further significant operational disruptions related to government measures to reduce the spread of COVID-19, such as the temporary measures that affected Mexico and Peru and possible measures affecting Tucano discussed in this MD&A. The Company may raise additional debt or equity over the next 12 months, including potential new credit facilities which are well progressed and are expected to close in Q3, to improve working capital, fund planned capital investments and exploration programs for its operating mines, acquisitions, and meet scheduled debt repayment obligations.

In the second quarter of 2019, the Company entered into the agreement governing an at-the-market financing facility (the “ATM Facility”) under which it can sell common shares equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25.0 million. To date, the Company has not issued any shares under the ATM Facility and the facility will expire concurrently with the expiry of the Company’s current shelf registration statement on August 2, 2021. The Company plans to renew the shelf registration statement in due course and will evaluate the replacement of the ATM Facility once the new shelf is in place.

In Q2 2020, the Company completed the Offering, as noted in the Company’s news release on May 20, 2020. The net proceeds from the Offering after deducting the underwriters’ fee and expenses were $14.7 million. The following table provides a reconciliation between the Company’s planned use of the net proceeds from the Offering and the actual use of proceeds as of June 30, 2021.

($ millions)	Intended Use of Proceeds	Total Spend to June 30, 2021
Near-mine and regional exploration programs at Tucano	$6.6	$4.8
Working capital and general corporate purposes 1 2	8.1	8.1
Total	$14.7	$12.9

The Company plans to continue to evaluate its needs for additional financing beyond the proceeds of the Offering from time to time. The Company will also evaluate, from time to time, sales of its common shares to improve the Company’s liquidity and working capital position. To the extent that cash flows generated from operations during 2021 are less than anticipated or in the event the Company determines it will undertake other projects that are currently not part of its plans and guidance, or if the Company undertakes an acquisition, additional capital may be required. Sources of capital include accessing the private and public capital markets for debt and equity over the next 12 months. Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program and other discretionary expenditures.

[1]	Under the terms of the Amended and Restated Deed of Acknowledgement of Debt, Termination and Release of Open Pit Mining Services Contract dated effective March 5, 2019 (the “MACA Agreement”) between the Company, its subsidiaries, Mina Tucano Ltda. and Beadell Resources Ltd., and MACA Mineracao e constucao Civil Limitada and MACA Limited (together, “MACA”), the Company was required to pay to MACA an amount equal to 10% of the proceeds of the Offering, net of direct costs and expenses of undertaking the Offering, including legal, brokerage and advisor fees. As at June 30, 2021 the MACA debt has been fully repaid.

[2]	Includes over-allotment proceeds of $1.9 million.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 20

The Company is actively pursuing refunds of two Brazilian taxes, the Program of Social Integration (“PIS”) and Contribution for the Financing of Social Security (“COFINS”). Efforts to date have been successful in decreasing these receivables.

The Company completed the acquisition of Tucano in March 2019, which resulted in significant growth in the business. Over the next 12 months, the Company expects to continue to focus on Tucano optimization and exploration. In Mexico, a key focus will be the completion of Topia Phase III TSF, the exploration program at GMC and the overall improvement of the performance of the Mexican operations. In Peru, the Company will be further evaluating the potential for a restart of Coricancha with a 5,168 metre drilling program that commenced in July.

The Company’s operating cash flows are very sensitive to the prices of gold and silver and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average gold and silver prices from current levels may increase planned expenditures, and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 21

Contractual obligations

(000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$3	$3	$—	$—	$—
Drilling services	1,685	1,685	—	—	—
Equipment purchases	368	368	—	—	—
Debt obligations	26,317	25,484	833	—	—
Capital lease obligations	11,594	6,299	5,295	—	—
Other financial obligations	38,482	38,291	191	—	—
Total	$78,449	$72,130	$6,319	$—	$—

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar (the “Vendors”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha. As of June 30, 2021, the Company’s unaudited condensed interim consolidated financial statements reflect a reimbursement right in the amount of $12.2 million regarding these reclamation and remediation obligations that will be recoverable from the Vendors when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendors regarding reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendors also agreed to indemnify the Company for up to $4.0 million regarding legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As of June 30, 2021, the Company has recorded a reimbursement right in the amount of $1.9 million regarding certain legal claims, fines, and sanctions that will be recoverable from the Vendors upon the conclusion of these claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendors agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. The amount of the remediation bond amount was increased in June 2017 to $10.9 million. On June 27, 2020, the Company reached an agreement with the Vendors to defer post-remediation bond funding requirements beyond the original June 30, 2020, expiry date. The Vendors maintained a $7.0 million bond until June 30, 2021, at which time it was reduced to $6.5 million which the Vendors are required to maintain until June 30, 2022 unless Great Panther permanently closes Coricancha. In June 2021, the Company put in place an additional bond for $0.5 million by providing cash collateral of $0.4 million. If a decision to permanently close the mine is made, the Vendors will fund closure costs up to the revised amount of its bond funding obligation. The Company’s subsidiary, Great Panther Coricancha S.A. (“GP Coricancha”), will be required to post the total amount of the required amount of the remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then GP Coricancha will likewise be required to post the total amount of the required reclamation bond. The Vendors’ obligation to indemnify the Company for up to $20.0 million for reclamation and remediation expenses is not changed by the Company’s decision regarding Coricancha’s future operating plans.

Off-balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A that have, or are reasonably likely to have, a current or future effect on the Company's financial performance or financial condition.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience, and other factors considered to be reasonable and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Refer to note 4 of the 2020 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 22

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized when the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING STANDARDS

New and amended IFRS standards not yet effective

New accounting standards and interpretations that have been published are not required to be adopted for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

(000s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$35,229	Amortized cost	Credit, currency, interest rate
Marketable securities	$2	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$2,770	Amortized cost	Credit, commodity price
Restricted cash	$1,063	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$23,081	Amortized cost	Currency, liquidity
Derivative liabilities	$—	Fair value through profit or loss	Credit, currency, interest rate
Borrowings	$26,317	Amortized cost	Currency, liquidity, interest rate

The Company may be exposed to risks of varying degrees of significance from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to and how such risks are managed by the Company is provided in note 26 of the annual audited consolidated financial statements for the year ended December 31, 2020.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 356,645,887 common shares issued and outstanding. There were 8,768,965 options, 1,734,276 restricted share units, 2,212,849 performance-based restricted share units, 2,777,243 deferred share units and 9,749,727 share purchase warrants outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended June 30, 2021, that have materially affected or are reasonably likely to affect internal controls over financial reporting materially. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended June 30, 2021, that have materially affected or are reasonably likely to affect the Company’s disclosure controls and procedures.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Fernando A. Cornejo, M.Eng., P. Eng., the Company’s Chief Operating Officer, and Nicholas Winer, FAusIMM, the Company’s Vice President, Exploration each of whom is a non-independent Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

1 As at June 30, 2021.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 23

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of the technical reports applicable to such properties, refer to the Company’s most recent AIF filed at www.sedar.com or the Company’s most recent reports on Form 40-F and Form 6-K filed with the SEC at www.sec.gov/edgar.shtml.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 24

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including EBITDA, adjusted EBITDA, adjusted net income (loss), adjusted earnings (loss) per share, mine operating earnings before non-cash items, free-cash-flow, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold, AISC per payable silver ounce and AISC per gold ounce sold excluding corporate G&A expenditures, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s procedures may differ from those used by others. Therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA indicates the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, amortization and depletion and income tax expense (recovery). Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, gains and losses on derivative instruments, impairment charges, changes in reclamation and remediation provision recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000s)	Q2 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
Net income (loss) for the period	$(10,057)	$8,552	$(10,388)	$(31,912)
Income tax expense (recovery)	(129)	357	221	325
Finance income	(69)	(74)	(137)	(179)
Finance expense	1,332	1,329	2,824	2,955
Amortization and depletion	7,885	11,909	16,792	20,252
EBITDA	$(1,038)	$22,073	$9,312	$(8,559)
Foreign exchange loss (gain)	(58)	3,135	806	13,903
Loss on derivative instruments	—	3,741	572	29,786
Share-based compensation expense	642	1,231	1,231	1,407
Change in reclamation and remediation provision recorded in EE&D	4	11	—	34
Adjusted EBITDA	$(450)	$30,191	$11,921	$36,571

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 25

Free cash-flow

Free cash flow is a non-GAAP measure to analyze cash flows generated from operations and is calculated by deducting additions to mineral properties, plant and equipment from net cash provided by operating activities. Management believes this to be a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash.

(000s)	Q2 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
Net cash provided by operating activities	$6,505	$19,499	$8,834	$31,256
Additions to mineral properties, plant and equipment	(14,488)	(7,925)	(27,478)	(24,356)
Free cash-flow	$(7,983)	$11,574	$(18,644)	$6,900

Adjusted net income (loss) and adjusted earnings (loss) per share

The Company uses adjusted net income (loss) and adjusted earnings (loss) per share to supplement information in its consolidated financial statements. The Company excludes the following from net earnings to provide a measure that allows the Company to evaluate the operating results of the underlying core operations: i) share-based compensation, ii) loss on derivative instruments, iii) foreign exchange loss.

(000s)	Q2 2021	Q2 2020	YTD Q2 2021	YTD Q2 2020
Net income (loss) for the period	$(10,057)	$8,552	$(10,388)	$(31,912)
Adjusted for the following items:
Loss on derivative instruments	—	3,741	572	29,786
Foreign exchange loss (gain)	(58)	3,135	806	13,903
Share-based compensation	642	1,231	1,231	1,407
Adjusted net income (loss)	$(9,473)	$16,659	$(7,779)	$13,184
Weighted average number of shares (000s)	355,659	330,497	355,365	321,222
Adjusted earnings (loss) per share	$(0.03)	$0.05	$(0.02)	$0.04
Diluted adjusted earnings (loss) per share	$(0.03)	$0.05	$(0.02)	$0.04

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provide a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations before G&A expenses, EE&D expenses, share-based compensation and amortization. A reconciliation of mine operating earnings is provided in the Consolidated Results of Operations section.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 26

Cash cost per gold ounce sold, AISC per gold ounce sold and AISC per gold ounce sold, excluding corporate G&A expenditures

The Company uses cash costs per gold ounce sold and AISC per gold ounce sold to manage and evaluate operating performance at each of its mines. These metrics are widely reported measures in the precious metals mining industry as benchmarks for performance but do not have standardized meanings. Cash costs are calculated based on the total cash operating costs with the deduction of revenue attributable to sales of by-product metals, net of the respective smelting and refining charges.

AISC is an extension of cash costs that include additional costs that reflect the varying costs of producing gold over the life cycle of a mine. These include sustaining capital expenditures, sustaining EE&D expenses, G&A expenses and other costs that are not typically reported as cash costs. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Non-sustaining expenditures result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or result in significant improvements in recovery or grade. Non-sustaining expenditures are not included in the calculation of AISC.

AISC excluding corporate G&A expenses reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding and including corporate G&A expenses for Q2 2021 and Q2 2020:

	Q2 2021				Q2 2020
	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs
Production costs (sales basis)	$34,790	$10,058	$44,848	$44,982	$26,906	$3,100	$30,006	$30,106
Share-based compensation	—	—	—	(134)	—	—	—	(100)
Smelting and refining charges	11	953	964	964	26	519	545	545
Revenue from custom milling	—	—	—	—	—	—	—	—
By-product revenues	(103)	(10,416)	(10,519)	(10,519)	(120)	(3,396)	(3,516)	(3,516)
Cash operating costs, net of by-product revenue (A)	$34,698	$595	$35,293	$35,293	$26,812	$223	$27,035	$27,035
G&A expenses	—	—	—	2,980	—	—	—	2,366
Lease liability payments	1,284	176	1,460	1,504	1,327	10	1,337	1,393
Share-based compensation	—	—	—	642	—	—	—	1,231
Accretion	264	200	464	464	164	6	170	170
Sustaining EE&D expenses	1	1,757	1,758	1,770	2	490	492	517
Stripping costs	10,391	—	10,391	10,391	6,708	—	6,708	6,708
Sustaining capital expenditures	863	1,280	2,143	2,143	449	308	757	757
Care and maintenance costs	—	—	—	—	—	1,589	1,589	1,589
All-in sustaining costs (B)	$47,501	$4,008	$51,509	$55,187	$35,462	$2,626	$38,088	$41,766
Gold ounces sold (C)	21,459	1,948	23,407	23,407	36,100	976	37,076	37,076
Cash cost per gold ounce sold (A÷C)	$1,617	$305	$1,508	$1,508	$743	$228	$729	$729
AISC per gold ounce sold (B÷C)	$2,214	$2,057	$2,201	$2,358	$982	$2,691	$1,027	$1,126

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 27

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding and including corporate G&A expenses for YTD Q2 2021 and YTD Q2 2020:

	YTD Q2 2021				YTD Q2 2020
	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs
Production costs (sales basis)	$57,478	$20,015	$77,493	$77,726	$51,880	$11,928	$63,808	$63,955
Share-based compensation	—	—	—	(233)	—	—	—	(147)
Smelting and refining charges	24	2,177	2,201	2,201	44	1,784	1,828	1,828
Revenue from custom milling	—	—	—	—	—	(34)	(34)	(34)
By-product revenues	(183)	(20,474)	(20,657)	(20,657)	(176)	(10,375)	(10,551)	(10,551)
Cash operating costs, net of by-product revenue (A)	$57,319	$1,718	$59,037	$59,037	$51,748	$3,303	$55,051	$55,051
G&A expenses	—	—	—	6,807	—	—	—	5,745
Lease liability payments	2,551	295	2,846	2,950	2,891	20	2,911	3,026
Share-based compensation	—	—	—	1,231	—	—	—	1,407
Accretion	456	365	821	821	462	67	529	529
Sustaining EE&D expenses	21	3,058	3,079	3,116	329	1,295	1,624	1,712
Stripping costs	21,212	—	21,212	21,212	19,312	—	19,312	19,312
Sustaining capital expenditures	1,608	1,642	3,250	3,250	3,062	666	3,728	3,728
Care and maintenance costs	—	—	—	—	—	1,818	1,818	1,818
All-in sustaining costs (B)	$83,167	$7,078	$90,245	$98,424	$77,804	$7,169	$84,973	$92,328
Gold ounces sold (C)	44,480	3,808	48,288	48,288	60,263	3,620	63,883	63,883
Cash cost per gold ounce sold (A÷C)	$1,289	$451	$1,223	$1,223	$859	$912	$862	$862
AISC per gold ounce sold (B÷C)	$1,870	$1,859	$1,869	$2,038	$1,291	$1,980	$1,330	$1,445

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 28

Cash cost per payable silver ounce and AISC per payable silver ounce

Although the Company’s primary metal produced by value is gold after the acquisition of Tucano on March 5, 2019, the Company still uses cash cost per payable silver ounce and AISC per payable silver ounce to manage and evaluate operating performance at its operating mines in Mexico because silver continues to represent a significant portion of production at these mines.

The following table reconciles cash operating costs, net of by-product revenue to AISC per payable silver ounce for the Q2 and YTD Q2 2021 and 2020:

	Q2 2021		Q2 2020		YTD Q2 2021		YTD Q2 2020
	GMC	Topia	GMC	Topia	GMC	Topia	GMC	Topia
Production costs (sales basis)	$5,850	$4,208	$1,525	$1,575	$11,315	$8,700	$6,288	$5,640
Smelting and refining charges	426	527	160	359	838	1,339	597	1,187
Revenue from custom milling	—	—	—	—	—	—	—	(34)
By-product revenues	(3,088)	(2,277)	(1,573)	(889)	(5,984)	(4,695)	(5,479)	(2,763)
Cash operating costs net of by-product revenue (A)	$3,188	$2,458	$112	$1,045	$6,169	$5,344	$1,406	$4,030
Lease liability payments	124	52	—	10	193	102	—	20
Accretion	108	92	(10)	15	198	167	28	39
Sustaining EE&D expenses	1,458	299	459	31	2,688	370	1,200	95
Sustaining capital expenditures	86	1,194	112	196	129	1,513	154	512
Care and maintenance costs	—	—	1,012	578	1	(1)	1,241	578
All-in sustaining costs (B)	$4,964	$4,095	$1,685	$1,875	$9,378	$7,495	$4,029	$5,274
Payable silver ounces sold (C)	126,051	188,734	61,590	83,990	258,133	370,429	226,564	275,736
Cash cost per payable silver ounce (A÷C)	$25.29	$13.03	$1.82	$12.43	$23.90	$14.43	$6.21	$14.62
AISC per payable silver ounce (B÷C)	$39.38	$21.70	$27.36	$22.32	$36.33	$20.23	$17.78	$19.13

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 29

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States “Private Securities Litigation Reform Act” of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver, lead and zinc; profit, operating costs and cash flows; grade improvements; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects, including its planned exploration and drilling program (metres drilled); plans to evaluate future financing opportunities, including the plans to renew the Company’s shelf prospectus and consider equity and debt financing opportunities; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices, exchange rates, as well as fluctuations in ore grades and other operating factors; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and or incorporated by reference to the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 that may constitute forward-looking statements are:

Regarding Tucano:

•	expectations regarding the ongoing geotechnical control of UCS and related slope stability;
•	expectations regarding the production profile for Tucano and its ability to meet the production and cost guidance for 2021;
•	expectations of Tucano’s significant exploration potential, including regional and multiple in-mine and near-mine opportunities with the potential to extend the mine life by converting Mineral Resources to Mineral Reserves or discovering new Mineral Resources and its plans in 2021 targeting these opportunities;
•	expectations regarding the (i) potential for additional near-term gold production resulting from exploration activities at the URN pit; (ii) potential for a decision to initiate underground production to supplement the open pit feed to the mill and expectations around the timeline for the studies in support of such decision, (iii) potential for high-grade mineralization at the URN open pit to allow extension of the mineable area of the pit and the related expectations of continuity of the underground zone; (iv) the estimated potential for the underground mine below the current URN open pit; and (v) whether Great Panther's exploration program will support a decision for the start-up of the underground project.
•	expectations regarding the results of the first phase drilling program, including the continuity of mineralization of the TAP C1 deposit to approximately 50-70m below the current pit floor, initial results of the re-modelling of the TAP C1 deposit, which define the structural framework that has affected the mineralization and explain mineralization discontinuities and related plans to complete infill drilling of TAP C1 to target definition of an Inferred and Indicated Mineral Resources;
•	expectation that we will be successful in our Federal appeal regarding, among other matters, the ban on the use of cyanide in respect of our Tucano operations;
•	expectations that the Company plans to focus on continued Tucano optimization and exploration over the next 12 months; and
•	expectations regarding capital and operating expenditures at Tucano.
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 30

Regarding the GMC:

•	expectations that the Company will maintain operations while it continues to wait for the results of the CONAGUA evaluation of the technical information submitted for the expansion of the GMC TSF (lifts 18 and 19) and that the Company can successfully extend its current tailings storage capacity using cyclones through to December 2021 while it awaits CONAGUA approval, or that the Company will find suitable alternatives for storing or processing tailings from GMC;
•	expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course and on favourable terms, with no suspension of the GMC operations;
•	expectations that additional Mineral Resources may be identified at the GMC, including whether or not such Mineral Resources can be defined as Mineral Reserves, and expectations that these Mineral Resources can be mined without first completing a feasibility study and converting these Mineral Resources into Mineral Reserves;
•	expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC;
•	expectations regarding the results of exploration programs at Guanajuato in 2021; and
•	expectations regarding the impact of labour reform in Mexico.

Regarding Topia:

•	expectations regarding continued mining and grade recoveries at Topia given the absence of Mineral Reserves;
•	expectations that the Phase II TSF can be operated as planned on the basis of positive results of monitoring and the availability of the Phase III TSF, which is expected to be available for use after constructing retaining walls and erosion controls around the base of the facility, without interruption;
•	expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations;
•	expectations regarding the results of exploration programs at Topia in 2021; and
•	expectations regarding the impact of labour reform in Mexico.

Regarding Coricancha:

•	expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the MEM, which may also resolve any related fines or penalties;
•	expectations regarding the availability of funds to restart production, the timing of any production decision, and the ability to restart a commercially viable mine;
•	expectations regarding the costs to restart Coricancha;
•	expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP, which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
•	expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the MEM as security for closure and reclamation obligations;
•	opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA. which is preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;
•	expectations regarding the impact of the Constitutional Case and the consequence of the removal of the injunction;
•	expectations regarding the reclamation process, including the timing and cost to complete required reclamation; and
•	expectations regarding the results of exploration programs at Coricancha in 2021.
GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 31

Regarding general corporate matters:

•	revised consolidated 2021 production and AISC guidance for the Company’s operations and the expectation that the Company will be able to meet such guidance, including the assumptions related thereto;
•	expectations that the Company will be able to generate positive cash flows from operations in 2021 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD;
•	expectations that the Company may raise additional debt or equity over the next twelve months to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations;
•	the Company’s plans to evaluate and pursue acquisition opportunities to complement its existing portfolio;
•	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil, Mexico or Peru;
•	estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
•	estimates concerning reclamation and remediation obligations and the assumptions underlying such estimates;
•	expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans;
•	expectations regarding future debt or equity financings, to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations;
•	expectations regarding access to additional capital to fund further expansion or development plans and general working capital needs;
•	expectations in respect of permitting and development activities; and
•	the Company’s plans to complete the sale of its Cangold subsidiary to Newrange.
•	the Company’s expectations that it will secure new credit facilities in Q3, 2021 thereby increasing its working capital balance.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

•	the assumptions underlying the Company’s 2021 production and AISC guidance continuing to be accurate;
•	continued operations at all three of the Company’s mines for 2021 without significant interruption due to COVID-19 or any other reason;
•	continued operations at Tucano in accordance with the Company’s revised mine plan, including the expectations regarding the ongoing geotechnical control of UCS and planned pushback activities;
•	the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;
•	ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated;
•	currency exchange rates remaining as estimated, including the BRL to USD exchange rate of 5.0 in the third and fourth quarters of 2021 used in the revised 2021 AISC guidance;
•	the Company will not be required to further impair Tucano as the current open-pit Mineral Reserves are depleted;
•	prices for energy inputs, labour, materials, supplies and services (including transportation);

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 32

•	all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including the granting of permits for the GMC TSF in time and without condition to prevent interruption to operations;
•	the Topia Phase III TSF will be available when the Phase II TSF is no longer available;
•	Tucano will be able to continue to use cyanide in its operations;
•	the Company will meet its production forecasts and generate the anticipated cash flows from operations for 2021 with the result that the Company will be able to meet its scheduled debt payments when due;
•	the accuracy of the information included or implied in the various published technical reports;
•	the geological, operational and price assumptions on which these technical reports are based;
•	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;
•	the execution and outcome of current or future exploration activities;
•	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
•	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events, and adverse weather conditions; and
•	the likelihood of reaching financial close for new credit facilities currently under discussion during Q3, 2021.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

•	open pit mining operations at Tucano have a limited established mine life, and the Company may not be able to extend the mine life for Tucano open-pit operations beyond 2023 as anticipated or maintain production levels consistent with past production as Mineral Reserves are depleted;
•	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;
•	the Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies, including the risk of further shortages of purchased oxygen at Tucano which may reduce recovery rates and reduce throughput; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (viii) restrictions on operations imposed by governmental authorities; (ix) delays in permitting; and (x) the Company may not be able to modify its operations in order to maintain production, including the availability to modify work shifts at Tucano, if necessary;
•	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due, which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures;
•	planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;
•	the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations, and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 33

•	the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;
•	gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;
•	fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;
•	there is no assurance that the Company will be able to continue mining the UCS pit as planned and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans, future revenue and financial condition;
•	challenging operational viability of Mexican operations;
•	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;
•	liabilities that the Company may incur may exceed the policy limits of its insurance coverage or may not be insurable, in which case the Company could incur significant costs that could adversely impact the Company’s business, operations, profitability, or value;
•	there is no assurance that the Company will be able to identify or complete acquisition opportunities or if completed that such acquisition will be accretive to the Company;
•	management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;
•	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;
•	the potential for unexpected and excessive costs and expenses and the possibility of project delays;
•	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner and on favourable terms, including the granting of permits for the GMC TSF in time and without conditions which, if not granted or conditioned, could result in an interruption of operations and the ability to maintain those permits, licenses and regulatory approvals and the conditions required thereunder;
•	changes in laws, regulations and government practices in the jurisdictions in which the Company operates, including the potential labour reforms in Mexico which could increase costs of our operations, the impacts of which could be significant;
•	the inability to operate the Topia Phase II TSF as planned, or to commence stacking at Topia Phase III when Phase II TSF is no longer available;
•	diminishing quantities or grades of mineralization as properties are mined;
•	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;
•	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability;
•	cash flows may vary, and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;
•	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan;
•	fines, penalties, regulatory actions or charges against the Company’s Coricancha subsidiary arising from the removal of the injunction, including the potential for cumulative fines and penalties outside the control of the Company and its subsidiary;
•	reclamation costs exceed the amounts estimated and exceed the amount which Nyrstar has agreed to reimburse;
•	failure of counterparties to perform their contractual obligations, including risk that Nyrstar is unable to fund its indemnity obligations under the agreements related to the acquisition of Coricancha, as such have been amended from time to time, and the guarantors thereunder do not have the necessary financial resources to discharge their obligations under the guarantees;

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 34

•	litigation risk, including the risk that the Company will not be successful in resolving its existing litigation or that it will become subject to further litigation in the future;
•	the Company’s ability to operate as anticipated; and
•	the risk that credit facility negotiations may be discontinued or extend beyond or Q3, 2021,

and other risks and uncertainties, including those described in respect of Great Panther in its most recent AIF, and subsequent material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain. Actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled “Risk Factors” in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 35

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “US Exchange Act”). These amendments became effective on February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded. As a “foreign private issuer” that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC now recognizes estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Resources that the Company may report as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports are or will be economically or legally mineable.

Further, “Inferred Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in-place tonnage and grade without reference to unit measures.

GREAT PANTHER MINING LIMITED Management’s Discussion & Analysis	Page 36